Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

July 29, 2011

VIA ELECTRONIC DELIVERY
Mr. John Stickel
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-3561

Re:          Astra Ventures, Inc.
Amendment No. 1 to Registration Statement on Form S-1/A
Filed June 16, 2011
File Number 333-173949

Dear Mr. Stickel:

This letter is in response to your comment letter dated June 29, 2011 to Sieg Badke, President of Astra Ventures, Inc. (the “Company”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1/A filed June 16, 2011. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.
The Registration Statement has been revised to include disclosure in the Prospectus Summary and Determination of Offering Price sections that the offering price of the securities to be sold is the same price paid by the stockholders to purchase the stock from the Company.

Prospectus Summary, page 1

About our Company, page 1

2.	Disclosure has been added to this section which provides that the Company will not receive any of the proceeds of the Offering.

3.	Disclosure discussing “substantial doubt” about the Company’s ability to continue as a going concern has been added to this section.

4.	Information about the Company’s accumulated deficit as of May 31, 2011 has been added to this section of the Registration Statement.

U. S. Securities and Exchange Commission
July 29, 2011

Plan of Operation, page 19

5.
The Plan of Operation has been revised to disclose estimated costs. Merger and acquisition activities have been deleted from the Company’s plan of operation. The minimum cost of acquiring programming has also been added to the Prospectus Summary.

6.	The Company’s sales and marketing plan is included in the Plan of Operation on page 19.

Age of Financial Statements

7.
The Registration Statement has been revised to include financial statements for the quarter ended May 31, 2011, and the MD&A has been updated on pages 20 and 21 to reflect the condition of the Company as of May 31, 2011.

Accountant’s Consent

8.	The Registration Statement contains a currently dated accountants’ consent as Exhibit 23.2.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 29, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy